  Exhibit 99.1

Fury Provides Update on Eau Claire Drill Program and
Outlines Exploration Plans for 2021

Toronto, Canada – January 13, 2021 – Fury Gold Mines Limited (TSX: FURY, NYSE American: FURY) (“Fury” or the “Company”) is pleased to provide an update on the ongoing 50,000-metre (m) drill program at the 100% owned Eau Claire project located in the Eeyou Istchee Territory in the James Bay region, Quebec. The drill program is focused on the one-kilometre (km) down plunge extension at Eau Claire (Targets A, B and C) (Figure 1), as well as infill drilling the inferred portions of the resource for resource conversion. A total of 3,646m in six holes has been drilled to date and results from the first set of infill drill holes and the first 600m of the step-out hole, 20EC-006, are expected in the coming weeks.

“2020 was an eventful year for the Company as we launched and immediately began to redefine the Eau Claire project and reveal further potential in the James Bay Gold Camp,” commented Mike Timmins, President and CEO of Fury. “With drills turning and our first set of assays pending, we are anticipating a very active and exciting year as we continue drilling to add ounces and discover new areas of high-grade mineralization both at depth and at surface along the deposit trend.

“We will continue to apply our systematic exploration approach as we advance our entire project portfolio in 2021 and position our shareholders to also benefit from the large-scale exploration programs planned later in the year at Homestake Ridge and Committee Bay.”

2021 Exploration Highlights
●
Eau Claire, Quebec: expansion program of 50,000m+ well underway;
●
Homestake Ridge, British Columbia: approximately 20,000m planned for summer 2021 in conversion and exploration drilling;
●
Committee Bay, Nunavut: a minimum of 10,000m planned to expand the Three Bluffs deposit and drill test several exciting new targets for summer of 2021; and
●
Éléonore South JV (“ESJV”), Quebec: proposed surface exploration campaign followed by drill testing between 3,000m and 5,000m at two undrilled target areas in Q4 2021.

“Fury has come together in a compressed time period during COVID and has been able to execute on all fronts, which is a testament to the quality of the management and technical teams,” stated Ivan Bebek, Chair of Fury. “The Company has a unique opportunity to grow high-grade gold deposits and make world class discoveries. Shareholders can look forward to constant drill results and being well positioned for growth as we enter a robust bull market in gold.”

www.furygoldmines.com

Quebec Exploration Focused on Rescaling Eau Claire and Advancing the ESJV
The 50,000m+ drill program at Eau Claire aims to significantly expand the current resource base and realize the potential of the Eau Claire deposit. The infill program is focused on upgrading the easternmost area of the resource at depth, while the exploration drill program will focus on testing a 1km down plunge extension of the Eau Claire deposit as well as drilling untested targets within the 7km deposit trend with the aim of identifying new discoveries (Figure 1).

Figure 1: Illustrates newly defined structural intersections to the north of the Snake Lake mineralized structure as well the convergence of the Eau Claire and south tonalite structures. Together these structural intersections provide Fury with two new target zones.

At the ESJV, the Company is proposing a summer exploration program that will concentrate on advancing large scale gold-in-till anomalies to drill stage (Figure 2). Proposed exploration for the ESJV includes reprocessing and interpreting the existing airborne magnetic and electro-magnetic datasets to advance the structural and geologic framework, geochemical till surveying across the southern third of the property to complete property wide coverage and acquiring additional IP data over defined geochemical anomalies. A drill program will be proposed for Q4 2021 based upon the results of the summer exploration program.

Legend
Major Structures
Gold Mineralization
ESJV Claims
Other Claims
Soil Au ppb
West
Main
25 - 50
50 - 100
50 - 100
100 - 250
> 100
> 250
Éléonore Mine
Éléonore Mine[1]
P&P Reserves:
1.28M oz @ 5.31 g/t Au
Resources:
M&I: 410k oz @ 4.55 g/t Au
Inf: 580k oz @ 5.21 g/t Au
Newmont
JT Gold Zone
Cheechoo Deposit[2]
Inf: 1.96M oz @ 0.65 g/t Au
Sirios
Éléonore South JV
5.5km Target
2.5km Target
Moni Zone
Ice Direction
West Block
2021 Geochemical Survey
Land Position:
14,700 ha
Main Block
N
4 km
1. Refer to 2019 Reserves and Resources on Newmont website
2. Refer to Sirios Resources news release on November 17, 2020

Figure 2: Illustrates the two large-scale geochemical anomalies that represent the two target areas that Fury plans to advance to drill stage in 2021 and the location of the expanded geochemical survey in the southern third of the property.

Uniquely Positioned in Nunavut – One of Canada’s Premier Mine Development Regions
Recent consolidation activity in the sector continues to demonstrate that Nunavut is a world-class mining and exploration jurisdiction and one of the few remaining areas in the world where exploration continues to discover and grow large, high-grade gold deposits. In 2020, the technical team refined the targeting for Committee Bay, outlining targets to expand the Three Bluffs resource in addition to several mature regional targets, each with the potential to be a new major discovery.

Legend
2021 Drill Targets
Other Targets
Gridded Au in tills
90th Percentile
95th Percentile
98th Percentile
300 km long greenstone belt
Inuk²
4.94 g/t Au over 25.4m
Anuri²
2.66 g/t Au over 14.8m
1.91 g/t Au over 13.7m
Raven²
31.1 g/t Au over 2.8m
9.49 g/t Au over 7.6m
Four Hills²
1.35 g/t Au over 20.4m
Aiviq²
4.7 g/t Au over 12.2m
1.54 g/t Au over 13.5m
1.22 g/t Au over 10.5m
incl. 6.2 g/t Au over 1.5m
Cop
Three Bluffs Extension
Three Bluffs deposit
Indicated¹: 524,000 oz @ 7.85 g/t
Inferred¹: 720,000 oz @ 7.64 g/t
Amautik
Antler
Kalulik²
0.92 g/t Au over 7.6m
0.49 g/t Au over 16.8m
0.40 g/t Au over 21.3m
Enigma Lake
West Plains²
10.36 g/t Au over 16.8m
4.23 g/t Au over 62.5m
N
40 km

Figure 3: Illustrates the location of the Three Bluffs gold deposit and potential drill targets across the Committee Bay gold belt.

Further Development on the Homestake Trend
Homestake Ridge is a high-grade gold and silver resource located in the southern end of the Golden Triangle region in British Columbia, with excellent infrastructure and access to the property. Fury is planning a 20,000m drill program in the summer of 2021, focusing on: extending the known mineralization at both the Homestake Main and Homestake Silver zones; completing an infill drill program at Homestake Silver; and testing high priority geophysical and geochemical targets. In addition, surface exploration will be completed at several regional targets to advance to drill stage.

Stewart
Homestake Ridge
Resource:[1]
Indicated - 166k oz. Au and 1.8M oz. Ag
Inferred - 817k oz. Au and 17.8M oz. Ag
Staging Area
Stewart
Homestake Ridge
Prince Rupert
British Columbia
Canada
Vancouver
USA
Dolly Varden
Existing road
Hecla Mining
Hwy37
Legend
Fury Gold Mines - Homestake Ridge
Dolly Varden Silver Corp. - Dolly Varden
Hecla Mining - Kinskuch
Staging Area
Upgradable Deep Water Port Access
Transmission Line
Major Highway
Road
Forest Road
Access Road to be Completed
Alice Arm
Kitsault
Deep water port access
Mine power access
N
10 km
1. Refer to NI43-101 report dated May 29, 2020 as amended Jun 24, 2020 filed under Auryn's profile at www.sedar.com

Figure 4: Highlights the south area of the Golden Triangle region in British Columbia where Fury’s development-stage Homestake Ridge project is situated.

Fury Well-Positioned for Growth
The Company’s fundamentals, which continue to strengthen as the portfolio is advanced, include:

■
A growing multi-million ounce high-grade gold resource base positioned across three assets;

■
Plans to drill 80,000m over the next 18 months;

■
Aggressive exploration along the Eau Claire deposit trend and broader asset package to potentially support a long-term 150koz-200koz per year mining scenario in Quebec;

■
Renewed exploration on the Éléonore South Joint Venture to demonstrate the potential of the James Bay Gold Camp;

■
Aggressive exploration at the Homestake Ridge project to expand the resource and convert approximately 15% of the Homestake Silver resource from inferred to indicated category;

■
A discovery focused drill program within the 300km long Committee Bay Gold Belt to advance toward the goal of a 5Moz+ resource base at Committee Bay; and

■
A strong treasury to support 2021 activities.

These fundamentals along with the Company’s aggressive growth strategies will support Fury’s vision to create a premier gold development company with the aim of pouring gold by 2025.

David Rivard, P.Geo, Exploration Manager at Fury, is the Qualified Person who assumes responsibility for the technical disclosures in this press release.

About Fury
Fury Gold Mines Limited is a Canadian-focused exploration and development company positioned in three prolific mining regions across the country. Led by a management team and board of directors with proven success in financing and developing mining assets, Fury will aggressively grow and advance its multi-million-ounce gold platform through project development and potential new discoveries. Fury is committed to upholding the highest industry standards for corporate governance, environmental stewardship, community engagement and sustainable mining. For more information on Fury Gold Mines, visit www.furygoldmines.com.

For further information on Fury Gold Mines Limited, please contact:
Salisha Ilyas, Vice President, Investor Relations
Tel: (778) 729-0600
Email: info@furygoldmines.com
Website: www.furygoldmines.com

Forward Looking Information and Additional Cautionary Language
This release includes certain statements that may be deemed contains “forward-looking information” within the meaning of applicable securities laws. “forward-looking statements”. Forward- looking information is information that includes implied future performance and/or forecast information. Forward-looking statements information in this release reflects management’s current estimates, predictions, expectations or beliefs regarding future events. Specific forward-looking information contained in this release, includes information relating to Fury’s growth plans and future results and the timing and results of the drill program at Fury’s Eau Claire and other properties.

There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Forward-looking information reflects the beliefs, opinions and projections on the date such statements are made and are based on a number of assumptions and estimates that, while considered reasonable at the time, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Such assumptions, which may prove to be incorrect, include: general economic and industry growth rates; the Company’s budget, including expected costs and the assumptions regarding market conditions; the Company’s ability to raise additional capital to proceed with its exploration, development and operations plans; the Company’s ability to obtain or renew the licenses and permits necessary for its current and future operations; and the Company’s assumptions around the impact of the COVID-19 pandemic. Although the Company believes that the assumptions and expectations reflected in those forward-looking statements were reasonable at the time such statements were made, there can be no assurance that such assumptions and expectations will prove to be correct.

Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements of the Company to be materially different (either positively or negatively) from any future results, performance or achievements expressed or implied by such forward-looking statements, including risks relating, but not limited, to: the COVID-19 pandemic; the future price of minerals, including gold and other metals; and the success of the Company’s exploration and development activities. Readers should refer to the risks discussed in the Company’s Annual Information Form and MD&A for the year ended December 31, 2019 and subsequent continuous disclosure filings with the Canadian Securities Administrators available at www.sedar.com and the Company’s registration statement on Form 40-F filed with the United States Securities and Exchange Commission and available at www.sec.gov. Readers should not place undue reliance on forward-looking information, which speak only as of the date made. The forward-looking information and statements contained in this press release represent the Company’s expectations as of the date of this press release or the date indicated. The Company disclaims any intention or obligation or undertaking to update or revise any forward-looking information or statements whether as a result of new information, future events or otherwise, except as required under applicable securities law.

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